

23 June 2008

08003461

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 5, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (P5, 2008) - 23Jun08 DOC

 

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	23-Jun-2008 17:11:58
Announcement No.	00034

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 5, 2008
Description	Attached is the operating performance for the 4 weeks (Period 5) from 3 May 2008 to 30 May 2008.
Attachments	🖉 NOL_Operating_Performance_for_P5_2008.pdf Total size = **27K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

23 June 2008

NOL's container shipping operating performance for the 4 weeks (Period 5) from 3 May 2008 to 30 May 2008 are as follows:

	Period 5, 2008	Period 5, 2007	% Change		YTD 2008	YTD 2007	% Change
Container Shipping							
a) Volume (FEU)	201,700	178,300	13		1,067,600	937,800	14
b) Average Revenue Per FEU (US$/FEU)	3,023	2,618	15		2,952	2,566	15

For the four weeks of P5, 2008, container shipping volumes increased 13% while average revenue per FEU (Forty-foot Equivalent Unit) increased 15% over the same period last year mainly due to higher volumes and gross freight rates in the major trade lanes.

P5 YTD, 2008 container shipping volumes increased 14% while average revenue per FEU showed a 15% improvement over P5 YTD, 2007.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 5, 2008)

APL Average Revenue per FEU (2005-2008)

US$/FEU



Period 5, 2008	
Y-o-Y : +15%	

Period

END